FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2005

Commission File Number                   000-30678
                           -----------------------------------------------------


                               GLOBAL SOURCES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

                                  Canon's Court
                               22 Victoria Street
                            Hamilton, HM 12, Bermuda
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  /X/       Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes / /         No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1         Press Release dated March 15, 2005

                                   Signatures



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL SOURCES LTD.
                                (Registrant)


                                By: /s/ Eddie Heng Teng Hua
                                    ------------------------
                                    Name: Eddie Heng Teng Hua
                                    Title: Director and Chief Financial Officer


Date: March 16, 2005
global sources                                               EXHIBIT 1




FOR IMMEDIATE RELEASE

                                       Global Sources Investor contact:
                                       Kirsten Chapman & Moriah Shilton
                                       Lippert/Heilshorn & Associates, Inc.
                                       Tel: (415) 433-3777
                                       Fax: (415) 433-5577
                                       e-mail: kirsten@lhai-sf.com

Global Sources contact in Asia:        Global Sources contact in U.S.:
Camellia So                            James W.W. Strachan
Tel: (852) 2555 5023                   Tel: (602) 978 7504
Fax: (852) 2518 8764                   Fax: (602) 978 7512
e-mail: cso@globalsources.com          e-mail: strachan@globalsources.com


            New Member Appointed to Global Sources Board of Directors


HONG KONG, March 15, 2005 - Global Sources' (NASDAQ: GSOL) Board of Directors has appointed James Watkins as a member of the Board.

Watkins has more than 30 years business and legal experience. His previous appointments include:

     -    Director and Group General Counsel, Jardine Matheson Group (1997 -
          2003)

     -    Group Legal Director, Schroders plc (1996 - 1997)

     -    Group Legal Director, Trafalgar House plc (1994 - 1996)

     -    Partner, Linklaters, London and Hong Kong (1975 - 1994)

Watkins' current appointments include:

     -    Non-executive Director, Mandarin Oriental International Ltd

     - Non-executive Director, Jardine Cycle & Carriage Ltd, MCL Land Ltd and Advanced Semiconductor Manufacturing Corporation Ltd

     -    Member, Audit Committees, Jardine Cycle & Carriage Ltd and MCL Land
          Ltd

     - Chairman, Audit Committee, Advanced Semiconductor Manufacturing Corporation Ltd

Watkins' appointment will be formalized at the Global Sources Annual General Meeting in May 2005 and his term as Director will expire in 2008.

Watkins' appointment follows a year in which Global Sources revenue grew 15 percent to $105.8 million and revenue from China increased by 26 percent to $50.0 million.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company that facilitates global trade, with a particular focus on the China market, by providing information to international buyers and integrated marketing services to suppliers.

We deliver content to our communities through our leading network of nine vertical marketplaces and 13 geographic portals, and through magazines, CD-ROMs and private catalogs, as well as China Sourcing Fairs and technical events. Our flagship marketplace, Global Sources Online (www.globalsources.com), hosts more marketing and sourcing activity than any other global merchandise trade marketplace.

We serve a growing, independently certified community of more than 423,000 active buyers in over 230 countries and territories. These buyers generate more than 4 million inquiries annually for more than 130,000 suppliers through Global Sources Online alone. We offer extensive creative services and export consultation through 150 client service officers in Greater China and other leading supply markets, and through more than 800 sales representatives who make approximately 40,000 supplier visits monthly. In mainland China, we have 23 years on-the-ground presence, supported by more than 1,100 team members in 44 locations throughout the country.

Global Sources' solutions are based on 34 years as a trade magazine publisher serving the global trade community, 14 years as a trade management software developer, 13 years as manager of trade shows in Asia, and nine years as an online marketplace operator.


This news release contains forward-looking statements within the meaning of
Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.